SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Actimize and Finastra Announce Partnership to Provide Xceed Cloud-Native Platform to Finastra’s Customers, Dated March 4, 2021.
99.2 NICE inContact CXone Adds First-of-its-Kind AI to Drive Higher CSAT and Lower Service Cost, Dated March 9, 2021.
99.3 Sunrise Communications Selects NICE to Boost Workforce Agility and Engagement Across Operations in Four Countries, Dated March 10, 2021.
99.4 NICE inContact Helps Companies Apply Smarter AI to Improve Self-Service Experiences, Lower Operating Costs, Dated March 11, 2021.
99.5 NICE Wins ‘ASTORS’ Awards for Best Investigation and 911 Incident Solutions Accelerating Digital Transformation for Evidence Management, Dated March 15, 2021.
99.6 NICE Robotic Process Automation Recognized as a Leader by Leading Analyst Firm, Dated March 16, 2021.
99.7 NICE Powers Agile Customer and Employee Experience Excellence for BT, Dated March 17, 2021.
99.8 NICE Infuses NEVA Desktop Guidance with Real-Time Behavioral Insights from Enlighten AI, Dated March 18, 2021.
99.9 Shaw Industries Automates Sales Compensation and Boosts Operational Efficiency with NICE Sales Performance Management, Dated March 24, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated:	April 2, 2021

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Actimize and Finastra Announce Partnership to Provide Xceed Cloud-Native Platform to Finastra’s Customers, Dated March 4, 2021.
99.2 NICE inContact CXone Adds First-of-its-Kind AI to Drive Higher CSAT and Lower Service Cost, Dated March 9, 2021.
99.3 Sunrise Communications Selects NICE to Boost Workforce Agility and Engagement Across Operations in Four Countries, Dated March 10, 2021.
99.4 NICE inContact Helps Companies Apply Smarter AI to Improve Self-Service Experiences, Lower Operating Costs, Dated March 11, 2021.
99.5 NICE Wins ‘ASTORS’ Awards for Best Investigation and 911 Incident Solutions Accelerating Digital Transformation for Evidence Management, Dated March 15, 2021.
99.6 NICE Robotic Process Automation Recognized as a Leader by Leading Analyst Firm, Dated March 16, 2021.
99.7 NICE Powers Agile Customer and Employee Experience Excellence for BT, Dated March 17, 2021.
99.8 NICE Infuses NEVA Desktop Guidance with Real-Time Behavioral Insights from Enlighten AI, Dated March 18, 2021.
99.9 Shaw Industries Automates Sales Compensation and Boosts Operational Efficiency with NICE Sales Performance Management, Dated March 24, 2021.